Exhibit 99.1

Hut 8 Announces Change of Auditor

TORONTO, Nov. 30, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or “the Company"), announces that its board of directors (the “Board”) has approved a change of the Company’s auditor. The Company’s former auditor, Dale Matheson Carr-Hilton Labonte LLP (the “Former Auditor” or “DMCL”), has resigned on its own initiative prior to the expiry of their term in office, effective as of November 16, 2021. The Board and the audit committee of the Board (the “Audit Committee”) have appointed Raymond Chabot Grant Thornton LLP (the “Successor Auditor” or “Raymond Chabot Grant Thornton”) as the successor auditor of the Company, effective as of November 30, 2021.

"We are grateful for the services provided by DMCL since first engaging with the Company in 2018" said Shane Downey, Chief Financial Officer of Hut 8. " We look forward to a smooth transition with the Raymond Chabot Grant Thornton team and continuing to deliver on our objectives."

There were no disagreements or unresolved issues with the Former Auditor on any matter of the audit scope or procedures, accounting principles or policies, or financial statement disclosure. There have been no “reportable events” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and the Former Auditor. The Former Auditor did not provide a modified opinion in their auditor’s report for the financial statements of the Company fiscal years ended December 31, 2020 and 2019.

A Notice of Change of Auditor (the “Notice”), together with the response letters from the Former Auditor and Successor Auditor have been reviewed by the Audit Committee and the Board and have been filed on www.sedar.com.

FORWARD-LOOKING INFORMATION

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding the anticipated transition between auditors.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Hut 8:

Hut 8 is a digital asset mining company with industrial-scale operations in Alberta, Canada. The Company is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any publicly traded company globally. Hut 8 is executing on its strategy of mining and holding Bitcoin, while building a diversified business and revenue strategy to grow and protect shareholder value, regardless of Bitcoin price action. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on Environmental, Social and Governance (“ESG”) standards alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Media Contact

Hut 8

dea.masottipayne@northstrategic.com